
03022199


P T

Multimedia

May 1, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL


RECD S.E.C.
MAY 1 2003
1086

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's first quarter 2003 results.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Enclosure

dlw 6/4

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL



Multimedia

PT- Multimedia – Serviços de Telecomunicações e Multimedia, SGPS, S.A.

Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

PT MULTIMEDIA reports results[1] for the first quarter of 2003

Lisbon, Portugal, April 29, 2003 – PT Multimedia today announced first quarter 2003 unaudited results. Consolidated revenues amounted to EUR 163.5 million, whilst consolidated EBITDA reached EUR 27.4 million. The company posted Net Profit for the first time in its history, amounting to EUR 0.9 million.

PT Multimedia's first quarter 2003 results reflect, once more, a substantial growth and a sustained improvement in the consolidated operating margin, as well as the positive impact of the balance sheet restructuring carried out during the second half of 2002. This positive performance of the company is reflected at several levels:

- Growth of 22% in the total number of subscribers over the first quarter 2002:
  - Pay-TV subscribers: up 13% to 1,346 thousand subscribers;
  - Premium products subscribers: up 26% to 968 thousand subscribers;
  - Broadband Internet Access subscribers: up 116% to 162 thousand subscribers;
- Increase of 15% in consolidated revenues;
- Growth of 55% in consolidated EBITDA, and a 16.7% EBITDA margin;
- Operating Profit amounting to EUR 10.7 million up from EUR 1.9 million in the first quarter 2002;
- EBITDA minus CAPEX amounting to EUR 11.5 million, reflecting the consolidated cash flow generation;
- Net Profit of EUR 0.9 million, which compares with Net Loss of EUR 18.4 million at the end of the first quarter 2002.

[1] Unaudited results.

BASIS OF PRESENTATION OF THE RESULTS

PT Multimedia reports its financial information in three main business areas:

- TV Cabo, including TV Cabo Portugal S.A., TV Cabo Audiovisuais S.A. and Premium TV S.A.;
- Audiovisuals, including the former Lusomundo Audiovisuais, SGPS and the services companies that support the audiovisuals division, previously included in Lusomundo Serviços, SGPS;
- Media, including Lusomundo Media, SGPS and the services companies that support the media division, previously included in Lusomundo Serviços, SGPS.

For a more accurate analysis, PT Multimedia's consolidated accounts are analysed in this press release on a pro-forma basis for 2002 that excludes PTM.com and Deltapress from the consolidation:

- Following the sale of PT Multimedia's stake in PTM.com (100%), Páginas Amarelas (24.75%) and Sportinveste Multimédia (50%), in the last quarter of 2002, PTM.com and its subsidiaries were excluded from PT Multimedia's consolidated results. However, PTM.com and its subsidiaries' revenues and expenses were fully consolidated until September 30, 2002.
- Deltapress' revenues and expenses were fully consolidated until March 31st, 2002. As of the second quarter of 2002 this company was excluded from PT Multimedia's consolidation, since in June 20, 2002 Lusomundo sold its 79.5% stake in Deltapress to VASP and subscribed to a third of VASP's share capital, pursuant to the terms of an agreement signed in October 2001 with Impresa and Cofina.

During the first quarter of 2003, TV Cabo changed its policy regarding the depreciation of its network assets. Previously, network assets were depreciated according to the number of years left until the end of the pay-TV licence granted by ANACOM, which is in 2009. At the beginning of the year, since PT Multimedia believes that this depreciation period is not adequate to the period of useful life of the assets (estimated to be 20 years), and attributes an high probability that those same licences will be renewed after 2009, those assets are now depreciated over a period of 20 years. This accounting policy change was approved by the Tax Authority and by ANACOM.

CONTACTS

Luís Pacheco de Melo – Chief Financial Officer
E-mail: lmelo@pt-multimedia.pt or ir@pt-multimedia.pt
Phone: 21 782 47 45
Fax: 21 782 47 47

This information is also available in www.pt-multimedia.pt



1. KEY HIGHLIGHTS

1.1. Financial Results

(thousand euros)	1Q 02	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q03/1Q02 PF	% Chg. 1Q03/1Q02
Revenues					
TV Cabo	80.471	80.471	102.355	27,2%	27,2%
Audiovisuals	30.890	30.826	27.510	-10,8%	-10,9%
Media	29.990	30.508	34.808	14,1%	16,1%
PTM.com	18.337	-	-	n.m.	n.m.
Other, Adjustments and Holding	8.860	771	(1.160)	n.m.	n.m.
Total	**168.548**	**142.576**	**163.513**	**14,7%**	**-100,0%**
EBITDA					
TV Cabo	12.938	12.938	24.134	86,5%	86,5%
Audiovisuals	4.089	4.331	5.038	16,3%	23,2%
Media	1.715	1.758	(74)	n.m.	n.m.
PTM.com	(3.642)	-	-	n.m.	n.m.
Adjustments and Holding	(8)	(1.362)	(1.731)	-27,1%	-22245,8%
Total	**15.093**	**17.666**	**27.367**	**54,9%**	**-100,0%**
EBIT	**(4.011)**	**1.885**	**10.705**	**467,8%**	**n.m.**
Income /(Loss) Before Income Tax	**(37.207)**	**(15.537)**	**5.312**	**n.m.**	**n.m.**
Consolidated Net Loss Before Minority Interests	**(39.848)**	**(18.156)**	**1.493**	**n.m.**	**n.m.**
Consolidated Net Income /(Loss)	**(40.094)**	**(18.398)**	**930**	**n.m.**	**n.m.**
Investments, of which:	**28.288**	**23.557**	**15.909**	**-32,5%**	**-43,8%**
CAPEX	18.467	15.081	15.887	5,3%	-14,0%
Financial	9.821	8.476	22	-99,7%	-99,8%
EBITDA -CAPEX	**(3.374)**	**2.585**	**11.480**	**344,2%**	**n.m.**
Debt	**756.390**	**756.390**	**104.338**	**-86,2%**	**-86,2%**
EBITDA Margin	**9,0%**	**12,4%**	**16,7%**	**4,3 p.p.**	**7,7 p.p.**

- **Consolidated Revenues: EUR 163.5 million,** a 14.7% growth over first quarter 2002 revenues;
  - **TV Cabo's Revenues: EUR 102.4 million,** up from EUR 80.5 million in the first quarter of 2002, a 27.2% increase due to strong growth in the number of subscribers;
  - **Audiovisuals Revenues: EUR 27.5 million,** a 10.8% decrease over first quarter of 2002, due to the EUR 3.8 million decline in videogames revenues, as a result of the high stock levels accumulated by retailers in the end of 2002 ;
  - **Media Revenues: EUR 34.8 million,** a 14.1% increase up from EUR 30.5 million in the same period last year;
- **Consolidated EBITDA: EUR 27.4 million,** a 54.9% increase when compared to that of 2002;
  - **TV Cabo's EBITDA: EUR 24.1 million**, an 86.5% growth over first quarter of 2002. EBITDA margin for the first quarter of 2003 was 23.6%,a 7.7 p.p. increase from same period in 2002;
  - **Audiovisuals EBITDA: EUR 5.0 million,** up from EUR 4.3 million in the first quarter of 2002, corresponding to an EBITDA margin of 18.3%;
  - **Media EBITDA: negative EUR 0.1 million,** which compares with positive EUR 1.8 million in the same period last year. This evolution reflects, once more, the 15% decline in advertising spend, which is almost entirely reflected in the division's operating margins;
- **Consolidated EBIT: EUR 10.7 million** which compares favourably with EUR 1.9 million in 2002;
- **Consolidated Net Profit: EUR 0.9 million,** which compares with Net Loss of EUR 18.4 million in the same period of 2002. PT Multimedia reported a positive Net Income for the first time in its history. This positive evolution was mostly due to the strong growth in the Group's operating profitability, the extraordinary goodwill amortization recognized at the end of last year, and the decrease in financial charges due to a sharp decline in the company's financial debt;
- **CAPEX:** a slight increase by 5.3% to EUR 15.9 million, reflecting the opening of two new multiplexes during the first quarter of 2003;

- **EBITDA minus CAPEX:** reached EUR 11.5 million, which compares with EUR 2.6 million in the first quarter of 2002, thus reaffirming the company's growing trend of positive cash flow generation;
- **PT Multimedia's consolidated net debt: EUR 104.3 million**, a EUR 652.1 million decrease when compared with March 2002;

1.2. TV Cabo

Pay-TV

Pay TV	1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Homes passed ('000)	2.316	2.405	3,8%
Homes with two-way capacity ('000)	1.538	2.084	35,5%
Subscribers ('000)	1.187	1.346	13,4%
Cable	947	1.038	9,6%
DTH	240	308	28,3%
Premium Subscriptions ('000)	767	968	26,2%
Sports	346	414	19,7%
Movies	180	203	12,8%
Adult	44	58	31,8%
Other	197	293	48,7%
Penetration rate (Cable)	45,2%	47,6%	2,7 p.p.
Pay to basic ratio	64,6%	71,9%	7,9 p.p.
ARPU (EUR)	18,9	19,8	4,9%

- **Number of homes passed: 2.40 million**, 2.08 million of which have two-way capability;
- **Cable and DTH subscribers: 1,346 thousand**, a 13.4% growth (159 thousand new clients) when compared with the first quarter of 2002. TV Cabo's market share by the end of March 2003 was estimated to be 84.3%, a 0.2 p.p. increase when compared to that of March 2002;
- **Cable TV subscribers: 1,038 thousand**, a 9.6% increase when compared with 2002, corresponding to a 47.6% penetration rate;
- **DTH subscribers: 308 thousand**, reflecting a 30% increase from March 2002;
- **Premium channel subscribers: 968 thousand**, a 26.2% increase when compared with 2002. A remarkable accomplishment considering the current macroeconomic environment. The pay-to-basic ratio reached 71.9%;
- **Pay-TV ARPU: EUR 19.8**, a 4.9% increase when compared with March 2002.

Broadband Internet Access Service

Broadband Internet	1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Subscribers ('000)	75	162	116,0%
Pentration rate (Internet Cl./Basic Cl.)	7,9%	15,6%	7,7 p.p.
ARPU (Euros)	26,4	30,6	15,9%

- **Number of broadband Internet access via cable subscribers: 162 thousand**, which is more than twice the number as of March 2002. During the first quarter of 2003, the NetCabo service added 22 thousand new subscribers, which compares with the net addition of 10 thousand new subscribers during the first quarter of 2002;
- **Penetration rate on cable TV subscribers: 15.6%**, a 7.7 p.p. growth when compared to first quarter of 2002;
- **Broadband Internet ARPU: EUR 30.6**. In spite of the growing trend in the total number of subscribers, there was a 15.9% increase when compared with that of the same period last year, and a 4.4% increase when compared with the fourth quarter of 2002.

1.3. Audiovisuals

Audiovisuals	1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Tickets Sold ('000)	2.287	2.234	-2,3%
Lusomundo Cinemas	472	403	-14,6%
Warner Lusomundo - Portugal	1.815	1.831	0,9%
Average Attendance Rates			
Lusomundo Cinemas	20,5%	18,7%	-1,8 p.p.
Warner Lusomundo - Portugal	26,9%	26,1%	-0,8 p.p.

- On April 9, 2003, PT Multimedia announced an agreement with Warner Bros. Entertainment Inc. to acquire the remaining 50% of Warner Lusomundo, the owner of the largest cinema multiplex circuit in Portugal. The total consideration for this transaction will be EUR 21 million. The completion of this transaction is subject to all the relevant approvals, namely the approval of the national competition authority.
- **Opening of two new multiplexes:** in April 2003, Warner Lusomundo opened two new multiplexes, one in Odivelas Parque and the other in F6rum Montijo, with 13 new screens and around 2,700 seats. PT Multimedia's movie theatre circuit in Portugal now has 147 screens and around 27.6 thousand seats;
- **Tickets sold in Portugal: 2.2 million**, a 2.3% decrease when compared with the same period last year. As result of an unfavourable economic environment and a persistent climate of uncertainty there was a substantial decrease in the leisure consumption, which, coupled with the strengthening of competition, particularly in the Lisbon metropolitan area, have impacted the performance of Grupo PT Multimedia's movie theatres. However, still during the first quarter, some steps were taken to increase the loyalty of the viewers and to offset the impact of the unfavourable economic environment, such as holding the contest "Ganhe Estrelas nos Cinemas" and children's sessions on Sunday mornings in some of the movie theatres.
- **Tickets sold in Spain: 1.8 million**, a 10.3% increase over the first quarter of 2002. Growth was mostly due to the opening of the Valencia multiplex in the first half of 2002, and the Las Palmas multiplex in the second half of 2002. On a like for like basis, the number of tickets sold decreased by 3.6% as a result of the opening of new movie theatres by our competitors, and the further decrease in the total number of cinema admissions in Spain;
- **Film distribution revenues: EUR 1.5 million,** a 4.8% decrease when compared with the same period last year. During the first quarter of 2003, Lusomundo released 17 new titles, which brought around 1.5 million admissions to Portuguese movie theatres;
- **Video revenues: EUR 9.5 million,** a 13.6% growth when compared with that of the first quarter of 2002, reflecting the positive impact of the DVD sales promotional campaign carried out jointly with Diário de Notícias;
- **Videogames revenues: EUR 4.6 million,** a 45.5% decrease when compared with the same period last year, reflecting the high stock levels accumulated by retailers in the end of 2002;

Media

NEWSPAPERS - Average Circulation per Edition			
Newspapers	1Q 02	2002	1Q 02
Jornal de Notícias	105.922	108.659	108.948
Diário de Notícias	59.348	53.747	54.762
24H	31.213	39.505	49.564

Source: APCT and Lusomundo since March 2003

- **Jornal de Notícias (JN):** during the first quarter of 2003, JN was updated in terms of graphics and editorial content, its format was changed and two differentiated editions were released. JN's readership rates were the highest in the past two years, reinforcing its leadership in the sector of daily newspapers. The average daily circulation of this newspaper reached 108.9 thousand copies, a 2.9% increase when compared with March 2002. Additionally, on Sunday editions, JN reached average circulation levels of over 170 thousand copies;



- **Diário de Notícias (DN):** in the first quarter of 2003, DN posted a 7.7% decrease in daily circulation levels. However, as a result of this newspaper's graphical and editorial content update and the support of promotional campaigns, there was a recovery in the daily circulation levels when compared with 2002, resulting in a 1.9% growth;

- **24 Horas:** continued to post a rapid and significant increase in the average daily circulation levels (58.8% when compared with the same period last year). During the first quarter of 2003, this newspaper grew more than any other Portuguese newspaper. This growth was due to the success of its editorial line which places a strong emphasis on attractive graphics and wide, usage of images and infopictures to make it easier and quicker to read;



Multimedia

2. OVERALL FINANCIAL REVIEW

2.1 Consolidated Financial Results

(thousand euros)	1Q 02	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q03/1Q02 PF	% Chg. 1Q03/1Q02
Revenues					
TV Cabo	80.471	80.471	102.355	27,2%	27,2%
Audiovisuals	30.890	30.826	27.510	-10,8%	-10,9%
Media	29.990	30.508	34.808	14,1%	16,1%
PTM.com	18.337	-	-	n.m.	n.m.
Other, Adjustments and Holding	8.860	771	(1.160)	n.m.	n.m.
Total	**168.548**	**142.576**	**163.513**	**14,7%**	**-100,0%**
EBITDA					
TV Cabo	12.938	12.938	24.134	86,5%	86,5%
Audiovisuals	4.089	4.331	5.038	16,3%	23,2%
Media	1.715	1.758	(74)	n.m.	n.m.
PTM.com	(3.642)	-	-	n.m.	n.m.
Adjustments and Holding	(8)	(1.362)	(1.731)	-27,1%	-22245,8%
Total	**15.093**	**17.666**	**27.367**	**54,9%**	**-100,0%**
EBIT	**(4.011)**	**1.885**	**10.705**	**467,8%**	**n.m.**
Interest and other financial expenses	9.297	8.795	2.416	-72,5%	-74,0%
Interest and other financial income	4.574	3.042	1.223	-59,8%	-73,3%
Equity in earnings (losses) of investees	(7.140)	(3.733)	(667)	82,1%	90,7%
Amortization of goodwill	20.300	7.866	3.370	-57,2%	-83,4%
Other non-operating income (losses), net	(1.033)	(69)	(162)	-135,0%	84,3%
Income /(Loss) Before Income Tax	**(37.207)**	**(15.537)**	**5.312**	**n.m.**	**n.m.**
Consolidated Net Loss Before Minority Interests	**(39.848)**	**(18.156)**	**1.493**	**n.m.**	**n.m.**
Consolidated Net Income /(Loss)	**(40.094)**	**(18.398)**	**930**	**n.m.**	**n.m.**
Investments, of which:	**28.288**	**23.557**	**15.909**	**-32,5%**	**-43,8%**
CAPEX	18.467	15.081	15.887	5,3%	-14,0%
Financial	9.821	8.476	22	-99,7%	-99,8%
EBITDA -CAPEX	**(3.374)**	**2.585**	**11.480**	**344,2%**	**n.m.**
Debt	**756.390**	**756.390**	**104.338**	**-86,2%**	**-86,2%**
EBITDA Margin	**9,0%**	**12,4%**	**16,7%**	**4,3 p.p.**	**7,7 p.p.**

During the first quarter of 2003, PT Multimedia's operating revenues amounted to EUR 163.5 million, a 14.7% increase when compared with the same period last year. This increase was achieved in an unfavourable macroeconomic environment, after two years of continuous slow down, with a significant impact in the media business segment due to the decrease in advertising spending and in the leisure division.

PT Multimedia's growth was fuelled by TV Cabo's performance, whose business activities continued to post strong growth and now represent 62.6% of total revenues. The Media business segment accounted for 21.3% of total revenues, while Audiovisuals were responsible for 16.8%.

EBITDA reached EUR 27.4 million, a 54.9% increase when compared to that of the same period last year. This increase was achieved mostly due to the performance of TV Cabo, whose EBITDA grew by more than 86%, having reached EUR 24.1 million. The Audiovisuals business area also had a good performance (particularly considering the revenues decrease), which offset the EUR 1.8 million decline in the Media's EBITDA.

During the first three months of 2003, PT Multimedia posted Operating Profit of EUR 10.7 million, which was higher than year-end 2002 figures and five times higher than that of the first quarter of 2002.

The strong growth in PT Multimedia's operating profitability, coupled with the decrease by EUR 652.1 million in net debt and a Lusomundo's extraordinary goodwill amortization recognized at the end of 2002 allowed PT Multimedia to post Consolidated Net Profit of EUR 0.9 million for the first time in the history of the company.

2.2 Consolidated Debt

Consolidated Debt Structure (thousands of Euros)	31-Mar-02	31-Dec-02	31-Mar-03
Short Term Debt	**65.946**	**28.687**	**41.045**
Medium and Long Term Debt	**741.300**	**129.265**	**102.536**
Shareholder Loans	701.276	67.257	68.036
Commercial Paper	39.988	62.000	34.500
Bank Loans	36	8	-
Total Debt	**807.246**	**157.952**	**143.581**
Cash and Cash Equivalents	**50.856**	**20.167**	**39.243**
Consolidated Net Debt	**756.390**	**137.785**	**104.338**

As of March 31, 2003, PT Multimedia's consolidated net debt amounted to EUR 104.3 million, which represents a EUR 652.1 million decrease from March 2002 and a EUR 33.5 million decrease from December 2002. The decrease in financial liabilities in this quarter was due to the positive cash flow generation.

2.3 Investment

Total investment during the first quarter of 2003 reached EUR 15.9 million, a 32.5% drop from the same period last year. This is mainly attributable to the decrease in financial investments. In the first quarter of 2003, financial investments were only marginal.

The breakdown of CAPEX by business line is set out below:

CAPEX (thousands of Euros)	1Q 02	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q03/1Q02 PF
TV Cabo	14.313	14.313	12.807	-10,5%
Audiovisuais	185	185	2.041	1003,2%
Media	533	533	934	75,2%
PTM.com	3.386	0	0	n.m.
Other	50	50	105	110,0%
Total	**18.467**	**15.081**	**15.887**	**5,3%**
CAPEX/Revenues (%)	**11,0%**	**10,6%**	**9,7%**	**-0,9 p.p.**

During the first three months of 2003, CAPEX reached EUR 15.9 million, a 5.3% increase when compared with the same period last year. However, CAPEX as a percentage of revenues decreased from 10.6% in the first quarter of 2002 to only 9.7% in March 2003.

Capital expenditures were mainly directed to expanding TV Cabo's client network and strengthening the presence of the PT Multimedia's Group in the cinema exhibition business sector through the opening of 13 new screens in Odivelas Parque and Fórum Montijo.



2.4 TV Cabo

TV CABO (thousands of Euros)	1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Operating Revenues	**80.471**	**102.355**	**27,2%**
Services rendered	78.411	101.006	28,8%
Sales of merchandise and products	2.060	1.348	-34,6%
Operating Costs and Expenses	**79.888**	**91.266**	**14,2%**
Wages and salaries	7.321	7.252	-0,9%
Costs of telecommunications	5.755	5.990	4,1%
Programming costs	28.699	32.125	11,9%
Maintenance and repairs	1.683	2.406	42,9%
Marketing and publicity	2.284	1.290	-43,5%
Other general and administrative	19.651	22.622	15,1%
Costs of products sold	2.742	1.942	-29,2%
Depreciation and amortization	12.356	13.045	5,6%
Provisions for doubtful receivables	1.799	4.532	151,9%
Taxes other than income taxes	424	219	-48,5%
Other net operating income	(2.826)	(156)	94,5%
Operating Income/(Loss)	**583**	**11.088**	**1802,5%**
Income/(Loss) Before Income Tax	**(374)**	**11.366**	**n.m.**
Income/(Loss) Before Minoritary Interestes	**(2.317)**	**7.623**	**n.m.**
Net Income/(Loss)	**(2.608)**	**7.254**	**n.m.**
EBITDA	**12.938**	**24.134**	**86,5%**
EBITDA Margin	**16,1%**	**23,6%**	**7,5 p.p.**

The first quarter of 2003 was characterised by the maintenance of the growing trend in the number of TV Cabo's subscribers, mostly due to a well succeeded upselling strategy. This performance is remarkable, considering the current economic slowdown due to geopolitical tensions, and the successive decrease in the national consumer confidence index. Regarding TV Cabo's growth, we would like to highlight the following:

- Strong growth in the Internet business segment, whose revenues reached EUR 14.6 million up from EUR 5.8 million in the first quarter of 2002;
- Sustained growth in the number of Pay-TV subscribers (13.4%), coupled with an increase in the number of premium products subscribers (26.2%), lead to an ARPU increased from EUR 18.9 to EUR 19.8 from the first quarter of 2002;
- Growth of 19% in advertising revenues, amounting to EUR 2.8 million.

TV Cabo's Operating Revenues reached EUR 102.4 million, a 27.2% increase, up from EUR 80.5 million in 2002.

Operating costs amounted to EUR 91.3 million, a 14.2% increase when compared with that of March 2002. The main components of operating costs can be broken down as follows:

- Wages and salaries totalled EUR 7.3 million, a slight decrease when compared to that of 2002;
- Telecommunication costs reached EUR 6.0 million, a 4.1% increase over the same period last year. This was a positive performance considering the increase in the number of homes passed with two-way capability and the growth of the NetCabo service;
- Programming costs reached EUR 32.1 million, an 11.9% increase over the same period last year. Programming costs' weight as a percentage of Pay TV revenues decreased from 41% in the first quarter of 2002 to 40% in the first quarter of 2003. The positive impact of the renegotiation of the programming contracts is already visible, especially if we bear in mind the significant increase in the number of subscribers and the evolution of the pay-to-basic ratio, as premium products present lower gross margins.

During the first three months of 2003, TV Cabo's EBITDA and EBITDA margin maintained the positive trend shown in previous quarters. During this quarter, TV Cabo's EBITDA reached EUR 24.1 million, while EBITDA margin stood at 23.6%, reflecting the expansion of broadband Internet access service and the increase in operating efficiency.

Operating Profit amounted to EUR 11.1 million up from EUR 0.6 million in the same period last year and Net Profit stood at EUR 7.3 million, which compares with EUR 2.6 million Net Loss in March 2002.

2.5 Audiovisuals

AUDIOVISUALS REVENUES BREAKDOWN (thousands of Euros)	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Theatrical Exhibition	11.274	11.750	4,2%
Film Distribution	1.593	1.516	-4,8%
Exhibition Rights	1.030	95	-90,8%
Video	8.365	9.499	13,6%
Videogames	8.392	4.577	-45,5%
Other	172	73	-57,4%
Total	**30.826**	**27.510**	**-10,8%**

During the first quarter of 2003, Audiovisuals' revenues reached EUR 27.5 million, a 10.8% decrease when compared with the same period last year.

The consumption decrease in the leisure sector, due to the challenging economic environment, and the increase in competition impacted the Audiovisuals business segment during the first quarter of 2003. Another factor that impacted negatively first quarter results was the fact that Easter holidays did not occur during the first quarter of 2003, as it did in 2002. Regarding each of the business segments, we would like to highlight the following:

- Despite a decline in the number of tickets sold, cinema exhibition revenues reached EUR 11.7 million, reflecting an increase of around 4.2%. This increase resulted mainly from the opening of 16 new screens during the last quarter of 2002 and the increase in the average revenue per ticket sold;
- During the first quarter of 2003 video revenues posted a 13.6% growth when compared with the same period last year, which was mostly due to the DVD sales promotional campaign carried out jointly with Diário de Notícias;
- The videogames division, which was responsible for growth in the Audiovisuals business segment in 2002, was significantly affected by the high retail stock levels accumulated in the end of 2002 and by the fact that Easter in 2003 was in the second quarter and not in the first as in 2002. Thus, during the first three months of 2003, videogames revenues posted a 45.5% decrease when compared with the same period last year, negatively affecting the Audiovisuals' total revenues;
- Film distribution revenues decreased by around 4.8%, due to the smaller number of titles released when compared with the same period last year (17, which compares with 21 in 2002) and to the small number of released blockbusters.

Audiovisuals (thousands of Euros)	1Q 02	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q03/1Q02 PF	% Chg. 1Q03/1Q02
Operating Revenues	**30.890**	**30.826**	**27.510**	**-10,8%**	**-10,9%**
Services rendered	17.846	12.972	11.239	-13,4%	-37,0%
Sales of merchandise and products	13.044	17.854	16.271	-8,9%	24,7%
Operating Costs and Expenses	**28.399**	**28.060**	**24.258**	**-13,5%**	**-14,6%**
Costs of products sold	9.575	9.577	8.210	-14,3%	-14,3%
Third Party Services	14.674	14.532	12.923	-11,1%	-11,9%
Wages and salaries	2.615	2.464	2.135	-13,4%	-18,4%
Depreciation and amortization	1.598	1.565	1.786	14,1%	11,8%
Provisions	-	-	579	n.m.	n.m.
Other net operating income	(63)	(78)	(1.375)	-1662,8%	-2082,5%
Operating Income/(Loss)	**2.491**	**2.766**	**3.252**	**17,6%**	**30,6%**
Income/(Loss) Before Income Tax	**2.328**	**2.733**	**3.317**	**21,4%**	**42,5%**
Income/(Loss) Before Minoritary Interestes	**1.304**	**1.684**	**2.343**	**39,1%**	**79,7%**
Net Income/(Loss)	**1.066**	**1.389**	**2.076**	**49,5%**	**94,8%**
EBITDA	**4.089**	**4.331**	**5.038**	**16,3%**	**23,2%**
EBITDA Margin	**13,2%**	**14,0%**	**18,3%**	**4,3 p.p.**	**5,1 p.p.**

Audiovisuals' EBITDA amounted to around EUR 5.1 million, a 16.3% growth when compared with the same period last year. EBITDA margin stood at 18.3%, a 4.3 p.p. increase over the same period last year. Growth was mostly due to the increase in higher profitability businesses namely the video division, and to rationalization and cost cutting policies in the Audiovisuals business segment.

During the first quarter of 2003 Audiovisuals' net profit amounted to EUR 2.1 million, a 49.5% increase

when compared with the same period last year on the back of the increase in operating profitability and improvement of the performance of its subsidiary Warner Lusomundo Sogecable, which is consolidated by the equity method of accounting.

2.6 Media

MEDIA REVENUES BREAKDOWN (thousands of Euros)	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q 03/1Q 02
Advertising	17.109	14.577	-14,8%
Copies Sold	8.800	10.584	20,3%
Complementary Products	2.241	7.416	230,9%
Editorial Notícias	1.836	1.528	-16,8%
Other	522	703	34,9%
Total	**30.508**	**34.808**	**14,1%**

An economic environment particularly unfavourable for the media businesses because of the decrease in advertising spend led to a less positive performance of this business area in the first quarter of 2003. Media revenues reached EUR 34.8 million, a 14.1% increase when compared with the same period last year. This increase resulted from a the increased sales of promotional products and the consequent increase in the newspapers' circulation, which offset the EUR 2.5 million decrease in advertising revenues.

Media (thousands of Euros)	1Q 02	Pro-Forma 1Q 02	1Q 03	% Chg. 1Q03/1Q02 PF	% Chg. 1Q03/1Q02
Operating Revenues	**29.990**	**30.508**	**34.808**	**14,1%**	**16,1%**
Services rendered	17.294	17.689	15.256	-13,8%	-11,8%
Sales of merchandise and products	12.696	12.819	19.552	52,5%	54,0%
Operating Costs and Expenses	**29.225**	**30.235**	**36.432**	**20,5%**	**24,7%**
Costs of products sold	6.888	7.270	9.618	32,3%	39,6%
Third Party Services	11.952	11.276	14.289	26,7%	19,6%
Wages and salaries	9.864	10.437	10.456	0,2%	6,0%
Depreciation and amortization	950	1.485	1.550	4,4%	63,2%
Provisions	122	84	463	450,8%	279,2%
Other net operating income	(551)	(317)	56	117,7%	110,2%
Operating Income/(Loss)	**765**	**273**	**(1.624)**	**n.m.**	**n.m.**
Income/(Loss) Before Income Tax	**(833)**	**(1.338)**	**(3.013)**	**-125,2%**	**-261,7%**
Income/(Loss) Before Minoritary Interestes	**(1.363)**	**(1.868)**	**(2.916)**	**-56,1%**	**-114,0%**
Net Income/(Loss)	**(1.371)**	**(1.522)**	**(2.509)**	**-64,8%**	**-83,0%**
EBITDA	**1.715**	**1.758**	**(74)**	**n.m.**	**n.m.**
EBITDA Margin	**5,7%**	**5,8%**	**-0,2%**	**-6,0 p.p.**	**-5,9 p.p.**

EBITDA reached negative EUR 0.1 million, a decrease of EUR 1.8 million when compared with the same period last year. This evolution reflects the impact of the decline in advertising revenues offset by the increase in the sale of promotional products, which have lower margins. Additionally, in the first quarter of the year there was an increase in marketing cost, as a result of the advertising campaigns to promote the graphical and editorial content update of the main titles of the Group.

During the first three months of 2003, the Media business segment posted a Net Loss of EUR 2.5 million, which compares with a Net Loss of EUR 1.5 million in March 2002.

Note

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

Attachments

Table I - Consolidated Statements of Income for March 31, 2002 and March 31, 2003;

Table II - Pro-forma Consolidated Statement of Income for March 31, 2002, excluding PTM.com and Deltapress from the consolidation, and Consolidated Statement of Income for March 31, 2003;

Table III - Consolidated Balance Sheet as at December 31, 2002 and March 31, 2003.



TABLE I

PT-MULTIMEDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

CONSOLIDATED STATEMENTS OF INCOME FOR MARCH 31, 2002 AND MARCH 31, 2003

(Amounts in thousands of Euros)

	1Q 02	1Q 03
Operating Revenues:	**168.548**	**163.513**
Services rendered	126.380	127.581
Sales of merchandise and products	42.168	35.933
Operating Costs and Expenses:	**172.559**	**152.808**
Wages and salaries	27.377	20.820
Pensions and other benefits	298	309
Costs of telecommunications	16.032	5.990
Depreciation and amortization	19.104	16.662
Subsidies	(125)	(115)
Programming costs	25.561	32.125
Maintenance and repairs	2.803	2.983
Own work capitalized	(1.079)	(225)
Costs of products sold	26.182	18.442
Marketing and publicity	8.389	6.298
Other general and administrative	48.283	44.924
Provision for doubtful receivables, inventories and other	1.161	5.339
Other net operating income	(2.197)	(1.167)
Taxes other than income taxes	771	423
Operating Income /(Loss)	**(4.011)**	**10.705**
Other Income (expenses):	**(33.196)**	**(5.393)**
Interest expenses	(8.521)	(1.378)
Other financial expenses	(776)	(1.038)
Interest income	4.174	159
Other financial income	399	1.063
Equity in earnings (losses) of investees	(7.140)	(667)
Amortization of goodwill	(20.300)	(3.370)
Work force reduction program costs	-	-
Other non-operating income (losses), net	(1.090)	(205)
Income /(Loss) Before Income Tax	**(37.207)**	**5.312**
Provision for income taxes	(2.642)	(3.819)
Consolidated Net Loss Before Minority Interests	**(39.848)**	**1.493**
Losses/(Income) applicable to minority interests	(245)	(563)
Consolidated Net Income /(Loss)	**(40.094)**	**930**
EBITDA	**15.093**	**27.367**
EBITDA Margin	**9,0%**	**16,7%**



Multimedia

TABLE II

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

PRO-FORMA CONSOLIDATED STATEMENT OF INCOME FOR MARCH 31, 2002, EXCLUDING PTM.COM AND DELTAPRESS FROM THE CONSOLIDATION, AND CONSOLIDATED STATEMENT OF INCOME FOR MARCH 31, 2003

(Amounts in thousands of Euros)

	Pro-Forma 1Q 02	1Q 03
Operating Revenues:	**142.576**	**163.513**
Services rendered	109.965	127.581
Sales of merchandise and products	32.611	35.933
Operating Costs and Expenses:	**140.691**	**152.808**
Wages and salaries	22.074	20.820
Pensions and other benefits	298	309
Costs of telecommunications	4.977	5.990
Depreciation and amortization	15.780	16.662
Subsidies	(125)	(115)
Programming costs	25.561	32.125
Maintenance and repairs	2.270	2.983
Own work capitalized	(1.079)	(225)
Costs of products sold	19.597	18.442
Marketing and publicity	6.757	6.298
Other general and administrative	44.022	44.924
Provision for doubtful receivables, inventories and other	662	5.339
Other net operating income	(801)	(1.167)
Taxes other than income taxes	699	423
Operating Income /(Loss)	**1.885**	**10.705**
Other Income (expenses):	**(17.422)**	**(5.393)**
Interest expenses	(8.293)	(1.378)
Other financial expenses	(502)	(1.038)
Interest income	2.958	159
Other financial income	84	1.063
Equity in earnings (losses) of investees	(3.733)	(667)
Amortization of goodwill	(7.866)	(3.370)
Gains (losses) on disposals of fixed assets	56	43
Work force reduction program costs	-	-
Other non-operating income (losses), net	(125)	(205)
Income /(Loss) Before Income Tax	**(15.537)**	**5.312**
Provision for income taxes	(2.619)	(3.819)
Consolidated Net Loss Before Minority Interests	**(18.156)**	**1.493**
Losses/(Income) applicable to minority interests	(242)	(563)
Consolidated Net Income /(Loss)	**(18.398)**	**930**
EBITDA	**17.666**	**27.367**
EBITDA Margin	**12,4%**	**16,7%**



TABLE III

PT-MULTIMEDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMEDIA, SGPS, S.A. E SUBSIDIÁRIAS

CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002 AND MARCH 31, 2003

(Amounts in thousands of Euros)

	December, 31 2002	March, 31 2003
Current Assets:		
Cash and cash equivalents	20.167	39.243
Accounts receivable-trade, net	118.976	95.054
Accounts receivable-other, net	56.461	38.138
Inventories, net	18.035	14.561
Prepaid expenses and other current assets	17.440	19.120
Deferred taxes	27.474	21.373
Total current assets	258.553	227.489
Investments, net	43.159	60.435
Fixed Assets, net	312.580	310.043
Intangible Assets, net	37.959	36.650
Goodwill, net	217.141	213.771
Total assets	869.392	848.388
Current Liabilities:		
Short term debt and current portion of medium and long-term debt	28.687	41.044
Accounts payable-trade	136.130	130.038
Accounts payable-other	50.454	49.547
Accrued expenses	41.223	48.357
Taxes payable	14.890	9.805
Deferred income	8.231	6.170
Deferred taxes	6.172	6.674
Total current liabilities	285.789	291.635
Medium and Long-Term Debt		
Medium and long term debt	62.007	34.500
Shareholders	67.257	68.473
	129.265	102.973
Other Non-Current Liabilities	77.194	75.145
Total liabilities	492.247	469.752
Minority Interests	16.628	17.077
Shareholders' equity:		
Share capital	78.448	78.448
Reserves	743.444	282.180
Retained earnings	(326.922)	-
Net profit for the year	(134.453)	930
Total equity	360.517	361.558
Total liabilities and shareholders' equity	869.392	848.388